Gramercy Property Trust Inc.

521 5th Avenue, 30th Floor

New York, New York 10175

May 1, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Mr. Tom Kluck

Re:	Gramercy Property Trust Inc. (the “Company”)
Registration Statement on Form S-3
Filed April 1, 2014, as amended
File No. 333-194967

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Friday, May 2, 2014, at 5:00 p.m. Eastern Time or as soon thereafter as practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii)	the Company may not and will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James W. McKenzie of Morgan, Lewis & Bockius LLP at (215) 963-5134 with any questions you may have. In addition, please notify Mr. McKenzie if and when this request for acceleration has been granted.

Sincerely yours,

Gramercy Property Trust Inc.

By:	/s/ Edward J. Matey Jr.
Edward J. Matey Jr.
General Counsel

cc:	James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)